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3/21/11



11021386

SECURIT... ON
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-45407

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/10 AND ENDING 12/31/10

(MM/DD/YY)   (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GCP SECURITIES, INC.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY

FIRM I.D. NO.

712 MAIN STREET SUITE 2500

(No. and Street)

HOUSTON	TEXAS	77002
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James Rebello, Manager   (281) 272-4002

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Calvetti, Ferguson & Wagner, P.C.

(Name – *if individual, state last, first, middle name*)

13105 NORTHWEST FREEWAY SUITE 1250	HOUSTON	TEXAS	77040
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

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3/3/

OATH OR AFFIRMATION

I, ___DAVID W. SARGENT_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___GCP SECURITIES, INC._____ , as of _____DECEMBER 31_____ , 20_10____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

SHERIDAN SLOCUMB
MY COMMISSION EXPIRES
December 27, 2011

_____
Signature

CEO.
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



GCP SECURITIES, INC.

FINANCIAL STATEMENTS
AND
REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2010

CONTENTS



Calvetti, Ferguson & Wagner, P.C.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
GCP Securities, Inc.:

We have audited the accompanying statements of financial condition of GCP Securities, Inc. (the "Company"), as of December 31, 2010 and 2009, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of GCP Securities, Inc. as of December 31, 2010 and 2009, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Calvetti, Ferguson & Wagner, P.C.

February 18, 2011
Houston, Texas

GCP SECURITIES, INC.

STATEMENTS OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2010 AND 2009

ASSETS

	2010	2009
Cash and cash equivalents	$ 273,039	$ 18,462
Accounts receivable - customers	28	-
Accounts receivable - affiliate	-	38,500
TOTAL ASSETS	**$ 273,067**	**$ 56,962**

LIABILITIES AND STOCKHOLDERS' EQUITY

Accounts payable - affiliate	$ 189,595	$ -
Commitments and contingencies	-	-

STOCKHOLDERS' EQUITY

	2010	2009
Stockholders' Equity:		
Common stock, 10,000 shares authorized with $1 par value		
8,000 shares issued and outstanding	8,000	8,000
Retained Earnings	75,472	48,962
Total stockholders' equity	83,472	56,962
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**$ 273,067**	**$ 56,962**

The accompanying notes are an integral part of these financial statements.

GCP SECURITIES, INC.

STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

	2010	2009
REVENUES:		
Financial advisory fees	$ 1,622,000	$ 690,000
Other income	-	-
Total revenues	1,622,000	690,000
EXPENSES:		
Management fees and operating expense reimbursements	1,529,500	643,000
Regulatory fees and expenses	53,850	31,450
Other	12,140	15,373
Total expenses	1,595,490	689,823
NET INCOME	$ 26,510	$ 177

The accompanying notes are an integral part of these financial statements.

3

GCP SECURITIES, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

	Common Shares	Common Stock	Retained Earnings	Total
Balance, January 1, 2009	8,000	$ 8,000	$ 48,785	$ 56,785
Net income	-	-	177	177
Balance, December 31, 2009	8,000	8,000	48,962	56,962
Net income	-	-	26,510	26,510
Balance, December 31, 2010	**8,000**	**$ 8,000**	**$ 75,472**	**$ 83,472**

The accompanying notes are an integral part of these financial statements.

GCP SECURITIES, INC.

**STATEMENTS OF CHANGES IN LIABILITIES SUBORDINATED
 TO CLAIMS OF GENERAL CREDITORS
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009**

Balance, January 1, 2009	$	-
Additions		-
Retirements		-
Balance, December 31, 2009		-
Additions		-
Retirements		-
Balance, December 31, 2010	$	-

The accompanying notes are an integral part of these financial statements.

GCP SECURITIES, INC.

STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

	2010	2009
Cash flows from operating expenses:		
Net Income	$ 26,510	$ 177
Adjustments to reconcile net income to net cash from operating activities:		
Change in assets and liabilities - receivable from affiliate		
Acccounts receivable - customers	(28)	-
Accounts receivable - affiliate	38,500	(38,500)
Accounts payable - affiliate	189,595	-
Net cash from operating activities	254,577	(38,323)
Cash flows from financing activities:	-	-
Cash flows from investing activities:	-	-
Net change in cash	254,577	(38,323)
Cash - beginning of year	18,462	56,785
Cash - end of year	**$ 273,039**	**$ 18,462**

The accompanying notes are an integral part of these financial statements.

GCP SECURITIES, INC.

NOTES TO THE FINANCIAL STATEMENTS

1.   ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

GCP Securities, Inc. (the "Company") was formed under the laws of the state of Texas on October 1, 1992 and commenced operations as a registered broker-dealer in April 1993. The Company and its affiliated entity, Growth Capital Partners, LP ("Affiliate") provide advisory services to both privately held and public middle-market companies primarily based in the Southwest. These services primarily include merger and acquisition advice, restructuring advice and assistance with private placements. The Company does not perform custodial functions relating to customer securities.

The Company is a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") under SEC Rule 15c3-3(k)(2)(i). The Company's accounting and reporting policies conform to accounting principles generally accepted in the United States of America and the prevailing practices within the broker-dealer industry.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments – The Company's financial instruments consist of cash, accounts receivable from customers, accounts receivable from affiliates and accounts payable from affiliates. The carrying values of cash and accounts receivable from affiliates approximate their respective fair market values due to their short maturities.

Revenue Recognition – Financial advisory fees are recorded upon the closing of the related transaction.

Income Taxes – The Company files as an "S" corporation for federal and state income tax purposes. The corporation's net income is taxed at the shareholder level rather than at the corporate level for federal and state income tax purposes, thus, no provision for income taxes has been made in the accompanying financial statements. The Company will recognize any accrued interest and penalties associated with uncertain tax positions as part of the income tax expense, if any. Management has reviewed the Company's tax positions and determined there are no uncertain positions requiring recognition in the financial statements The Company's U.S. federal tax returns for years prior to 2006 are closed. Generally, the applicable statutes of limitations for federal and state are three to four years from their filings.

Recent accounting pronouncements – In September 2009, guidance was issued to codify the Observer comment of the Emerging Issues Task Force to make equally applicable to brokers and dealers, the prohibition of mark-to-market accounting for non-derivative energy contracts. Adoption of this guidance did not have a material impact on the Company's financial statements.

Other recent pronouncements issued by the FASB or other authoritative standards groups with future effective dates are either not applicable or are not expected to be significant to the financial statements of the Company.

Subsequent events evaluation – Management has evaluated subsequent events through the date the financial statements were issued.

GCP SECURITIES, INC.

NOTES TO THE FINANCIAL STATEMENTS

2. NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

At December 31, 2010 and 2009, the Company had net capital of $273,067 and $56,962 for each year, respectively, and net capital requirements of $5,000, respectively. The Company's ratio of aggregate indebtedness to net capital was 0.00 to 1. The SEC permits a ratio of not greater the 15 to 1.

3. POSSESSION OR CONTROL REQUIREMENTS

The Company holds no customer funds of securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c3(k)(2)(i).

4. RELATED PARTY TRANSACTIONS

The Company is provided office space, office facilities and administrative help by the Affiliate. The Affiliate also pays certain general and administrative expenses on behalf of the Company. Expenses incurred by Affiliate on behalf of the Company are billed to the Company through a management fee plus additional discretionary amounts. The management fee is $500 per month plus 95% of that month's cash revenues. The Affiliate invoiced the Company an aggregated $1,529,500 and $643,000 for the years ended December 31, 2010 and 2009, respectively.

5. CONCENTRATION RISK

Cash in depository institutions may exceed federally insured limits at times.

6. COMMITMENTS AND CONTINGENCIES

Leases – At December 31, 2010 and 2009, the Company had no obligations under non-cancelable leases. As discussed in Note 4, the Company reimburses the Affiliate for management fees billed by the Affiliate for office space, office facilities and administrative help provided to the Company. Accordingly, there was no rental expense recorded for the years ended December 31, 2010 and 2009.

Legal – The Company at times is subject to various legal proceedings arising in the ordinary course of business. As of December 31, 2010 and 2009, the Company was not involved in any litigation that would have a material, adverse affect on its operations, financial condition or cash flows.

Regulatory – The Company at times is subject to other reviews and proceedings (both formal and informal) by governmental and self-regulatory agencies regarding the Company's business which may result in adverse judgments, settlements, fines, penalties or other relief. These regulatory activities include, among other things, inquiries from the SEC, the Financial Industry Regulatory Authority ("FINRA") and various state regulators. At December 31, 2010 and 2009, the Company was not involved in any regulatory activities that would have a material, adverse affect on its operations, financial condition or cash flows.

GCP SECURITIES, INC.

SCHEDULE I: COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

Computation of Net Capital

Total ownership equity qualified for the net capital	$ 273,067
Deductions and/or changes -	
Non-allowable assets	-
Net capital before haircuts on securities positions	273,067
Haircuts on securities	-
Net capital	**$ 273,067**

Aggregate Indebtedness

Items included or not included in statement of financial condition -	
Accounts payable and accrued expenses	$ -
Total aggregate indebtedness	**$ -**

Computation of Basic Net Capital Requirement

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ -
Minimum dollar net capital requirement of reporting broker or dealer	5,000
Minimum net capital requirement (greater of two minimum requirement amounts)	5,000
Net capital in excess of minimum required	268,067
Excess net capital at 1000%	273,067
Ratio: Aggregate Indebtedness to Net Capital	**0.00 to 1**

There were no material differences in the computation of net capital under rule 15c3-1 from the Company's computation.

GCP SECURITIES, INC.

SCHEDULE II: COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

Exemptive Provisions

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(i).



Calvetti, Ferguson & Wagner, P.C.

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM ON INTERNAL
CONTROL REQUIRED BY SEC RULE 17a-5(g)(1)

To the Board of Directors of
GCP Securities, Inc.:

In planning and performing our audit of the financial statements and supplemental information of GCP Securities, Inc. (the "Company"), for the years ended December 31, 2010 and 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them

to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010 and 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Calvetti, Ferguson & Wagner, P.C.

February 18, 2011
Houston, Texas



Calvetti, Ferguson & Wagner, P.C.

INDEPENDENT AUDITORS' REPORT ON APPLYING
AGREED-UPON PROCEDURES RELATED TO AN
ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Board of Directors of
GCP Securities, Inc.
712 Main St., Suite 2500
Houston, Texas 77002

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessments and Payments Transitional Assessment Reconciliation (Form SIPC-7T) to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009 to December 31, 2010, which were agreed to by GCP Securities, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating GCP Securities., Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). GCP Securities, Inc.'s management is responsible for GCP Securities., Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries and check copies for payments of assessments noting no differences;
2. Compared the Total revenue amounts on the audited Form X-17A-5 for the year ended December 31, 2010 less revenues reported on the FOCUS report for the period from January 1, 2010 to March 31, 2010, with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to December 31, 2010 noting no differences;
3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Calvetti, Ferguson & Wagner, P.C.

February 18, 2011
Houston, Texas